Reserves Statement of Certain Fields,

Colombia

as of December 31, 2024

Prepared for

Ecopetrol S.A.

February 19, 2025

Exhibit 99.3

Gaffney, Cline & Associates, Inc.
14990 Yorktown Plaza Dr
Houston, TX 77040

February 19, 2025

Fidel Delgado Loria

Gerente de Reservas

Ecopetrol S.A.

Carrera 13 No. 36 - 24

Bogotá, D.C.

Colombia

fidel.delgado@ecopetrol.com.co

Dear Fidel,

SEC Proved Reserves Statement

for Twenty-Two Fields in which Ecopetrol has an Interest, Colombia as of December 31, 2024

Introduction

This Proved reserves statement has been prepared by Gaffney, Cline & Associates (GaffneyCline) and issued on February 19, 2025 at the request of Ecopetrol S.A. (Ecopetrol, or “the Client”), operator, participant operator, and interest participant in 22 fields in the Lower, Middle and Upper Magdalena Valley, Piedemonte and Llanos Orientales and Putumayo Basins, Colombia.

This report is intended for use in conjunction with Ecopetrol’s December 31, 2024 filing obligations with the US Securities and Exchange Commission (SEC).

This report relates specifically and solely to the subject matter as defined in the scope of work in the Proposal for Services and is conditional upon the assumptions described herein. The report must be considered in its entirety and must only be used for the purpose for which it was intended.

Ecopetrol S.A.	www.gaffneycline.com

Summary and Conclusions

On the basis of technical and other information made available to GaffneyCline concerning these property units, GaffneyCline hereby provides the reserves statement in the following Table 1.

Table 1: Statement of Proved Hydrocarbon Reserves Volumes

Twenty-Two Fields, Colombia

as of December 31, 2024

Reserves	Reserves Net to Ecopetrol’s Interest
	Oil/Cond. (MBbl)	NGL (MBbl)	Sales Gas (Bscf)	Fuel Gas (Bscf)	Fuel Oil (MBbl)
Developed	287,656	30,263	981	128	9,711
Producing	236,729	23,492	783	107	7,543
Non-Producing	50,928	6,771	198	21	2,168
Undeveloped	119,957	4,156	135	9	5,372
Total Proved	407,614	34,419	1,116	137	15,083

Notes:

1.	Oil and condensate reserves net to Ecopetrol’s interest represent volumes after the deduction of royalties, under the concessions that govern the assets, based on Ecopetrol’s working interest.
2.	Gas and NGL reserves net to Ecopetrol’s working interest include gas and NGL royalty volumes that are required to be paid in cash according to Resolutions 877 and 351 from Agencia Nacional de Hidrocarburos (ANH) and the corresponding clarification note from ANH #20146240188522.
3.	Net oil and sales gas reserves exclude volumes consumed in operations (fuel gas and fuel oil), which are reported separately.
4.	Fuel gas and fuel oil represents working interest volumes consumed in operations.
5.	The above Reserves include production:
a.	Until the economic limit when contracts are solely operated by Ecopetrol.
b.	Beyond the end of the current license period in concession contracts that include an expiry date which are assumed to revert to Ecopetrol as the sole license holder at the expiry of the contract and, based on information provided by Ecopetrol, normally include a 12% increase in the royalty rate at contract expiry.
6.	Totals may not exactly equal the sum of the individual entries because of rounding.

Hydrocarbon liquid volumes represent crude oil and condensate, natural gasoline, and NGL estimated to be recovered during field separation and plant processing and are reported in thousands (103) of stock tank barrels (MBbl).  The volumes reported as gas represent expected gas sales and are reported in billions (109) of standard cubic feet at standard conditions (BCF). Standard conditions are defined as 14.7 psia and 60°F. The oil and sales gas volumes have been reduced for fuel usage consumed in operations (CiO) and shrinkage because of processing. Royalties due on oil production payable to the State have been deducted from reported net

Ecopetrol S.A. February 19, 2025	Page 2 of 24

interest volumes. Royalties due on NGL products, including sales gas, are not deducted, because they are paid in cash.

Gas reserves sales volumes are based on firm and existing gas contracts, or on the reasonable expectation of a contract or on the reasonable expectation that any such existing gas sales contracts will be renewed on similar terms in the future.

The development plan for the proved reserves category in the Rubiales field includes investments beyond the next five years because the field has constraints in water handling capacity which require the scheduling of the entry of the new wells based on spare capacity of the plant. GaffneyCline considers that these facilities constraints are a reasonable justification to extend the investments beyond the five-year limit established by the SEC

The development plan for the proved reserves category in the La Cira Infantas field includes investments for next seven years because the current waterflooding project considers the drilling of new injectors wells and starting the water injection before the drilling of producers in same pattern. GaffneyCline considers that this strategy is a a reasonable justification to extend the investments beyond the five-year limit established by the SEC.

Ecopetrol has advised GaffneyCline that the Proved oil volumes included in this report represent 30.04% of Ecopetrol’s total Proved oil reserves and Proved gas volumes included in this report represent 59.24% of Ecopetrol’s total Proved gas reserves. The Proved Undeveloped oil volumes included in this report represents 29.81% of Ecopetrol’s total Proved Undeveloped oil reserves and Proved Undeveloped gas volumes represent 39.35% of Ecopetrol’s total Proved Undeveloped gas reserves. GaffneyCline is not in a position to verify these statements as it was not requested to review Ecopetrol’s other oil and gas asse

Descriptions of the fields are included in the technical reports, which have been issued separately.

Ecopetrol S.A. February 19, 2025	Page 3 of 24

Reserves Assessment

GaffneyCline’s estimate of reserves was based on data provided by Ecopetrol to GaffneyCline from September 2024 to December 2024. During this audit GaffneyCline used one or more of the following methods assess the reserves: volumetric, performance or analogy, depending on the information available and the stage of development of the reservoir. Reserves volumes for existing wells were based on performance analysis (decline of production and behavior of appropriate fluid ratios). Reserves volumes for undrilled wells were based on established performance of analogous wells. Where appropriate, checks were made using estimates of hydrocarbons in place derived from a volumetric analysis. Production forecasts were first prepared to reasonable technical limits and then truncated by the economic limit.

GaffneyCline performed procedures necessary to enable it to render an opinion on the appropriateness of the methodologies employed, adequacy and quality of the data relied on, depth and thoroughness of the reserves estimation process, classification and categorization of reserves appropriate to the relevant definitions used, and reasonableness of the estimates.

The economic tests for the December 31, 2024 reserves volumes were based on prior twelve-month first-day-of-the-month average reference price for the Brent crude of US$ 79.69/Bbl, corrected for location and quality. Sales gas and plant product prices were advised by Ecopetrol according to existing contracts and/or regulations. No price escalation has been included, other than as provided for in existing contracts.

Future capital costs for operated and non-operated fields were provided by Ecopetrol.

Recent historical operating expense data were used as the basis for operating cost projections.  Neither capital not operating costs were escalated for inflation. GaffneyCline has found that sufficient capital investments and operating expenses have been projected to produce the estimated volumes.

It is GaffneyCline’s opinion that the estimates of total remaining recoverable hydrocarbon liquid and gas volumes as of December 31, 2024 are, in the aggregate, reasonable and the reserves classification and categorization is appropriate and consistent with the definitions for reserves in Part 210 Rule 4-10(a) of Regulation S-X of the US Securities and Exchange Commission, which are provided in Appendix I.  The technical qualifications of the person responsible for the reserves statement is presented in Appendix II and a glossary of terms is presented in Appendix III.

GaffneyCline is not aware of any potential changes in regulations applicable to these fields that could affect the ability of Ecopetrol to produce the estimated reserves.

Ecopetrol S.A. February 19, 2025	Page 4 of 24

Basis of Opinion

This document reflects GaffneyCline’s informed professional judgment based on accepted standards of professional investigation and, as applicable, the data and information provided by the Client, the limited scope of engagement, and the time permitted to conduct the evaluation.

In line with those accepted standards, this document does not in any way constitute or make a guarantee or prediction of results, and no warranty is implied or expressed that actual outcome will conform to the outcomes presented herein.  GaffneyCline has not independently verified any information provided by, or at the direction of, the Client, and has accepted the accuracy and completeness of this data.  GaffneyCline has no reason to believe that any material facts have been withheld but does not warrant that its inquiries have revealed all of the matters that a more extensive examination might otherwise disclose.

The opinions expressed herein are subject to and fully qualified by the generally accepted uncertainties associated with the interpretation of geoscience and engineering data and do not reflect the totality of circumstances, scenarios and information that could potentially affect decisions made by the report’s recipients and/or actual results.  The opinions and statements contained in this report are made in good faith and in the belief that such opinions and statements are representative of prevailing physical and economic circumstances.

There are numerous uncertainties inherent in estimating reserves, and in projecting future production, development expenditures, operating expenses and cash flows.  Oil and gas reserves assessments must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way.  Estimates of oil and gas reserves prepared by other parties may differ, perhaps materially, from those contained within this report.

The accuracy of any reserves estimate is a function of the quality of the available data and of engineering and geological interpretation.  Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material.  Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

GaffneyCline has not undertaken a site visit and inspection because it was not included in the scope of work.  As such, GaffneyCline is not in a position to comment on the operations or facilities in place, their appropriateness and condition, or whether they are in compliance with the regulations pertaining to such operations.  Further, GaffneyCline is not in a position to comment on any aspect of health, safety, or environment of such operation.

This report has been prepared based on GaffneyCline’s understanding of the effects of petroleum legislation and other regulations that currently apply to these properties.  However, GaffneyCline is not in a position to attest to property title or rights, conditions of these rights (including environmental and abandonment obligations), or any necessary licenses and consents (including planning permission, financial interest relationships, or encumbrances thereon for any part of the appraised properties).

Ecopetrol S.A. February 19, 2025	Page 5 of 24

Definition of Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.  In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce, or a revenue interest in, the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by development and production status.  All categories of reserves volumes quoted herein have been derived within the context of an economic limit test (ELT) assessment (pre-tax and exclusive of accumulated depreciation amounts) prior to any net present value (NPV) analysis.

This report has been prepared based on GaffneyCline’s understanding of the effects of petroleum legislation and other regulations that currently apply to these properties.

GaffneyCline is not aware of any carbon pricing impost or GHG emissions related to regulations that are applicable to the evaluation of the assets that are the subject of this report. GaffneyCline has also not included the impact of any potential carbon pricing scheme or regulatory compliance costs for GHG emissions that may be implemented in the future.

Qualifications

In performing this study, GaffneyCline is not aware that any conflict of interest has existed.  As an independent consultancy, GaffneyCline is providing impartial technical, commercial, and strategic advice within the energy sector. GaffneyCline’s remuneration was not in any way contingent on the contents of this report.

In the preparation of this document, GaffneyCline has maintained, and continues to maintain, a strict independent consultant-client relationship with Ecopetrol.  Furthermore, the management and employees of GaffneyCline have no interest in any of the assets evaluated or related with the analysis performed as part of this report. The qualifications of the technical person primarily responsible for overseeing this estimate are provided in Appendix II.

Staff members who prepared this report hold appropriate professional and educational qualifications and have the necessary levels of experience and expertise to perform the work.

Ecopetrol S.A. February 19, 2025	Page 6 of 24

Notice

This report was prepared for public disclosure in its entirety by Ecopetrol in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. Ecopetrol will obtain GaffneyCline’s prior written approval for any other use of any results, statements or opinions expressed to Ecopetrol in this report that are attributed to GaffneyCline.

Yours sincerely,

Gaffney, Cline & Associates

/s/ Fernando Rolla
Project Manager
Fernando Rolla, Senior Advisor

/s/ Rawdon J.H. Seager
Reviewer
Rawdon J.H. Seager, Technical Director

Appendices

Appendix I	SEC Reserves Definitions

Appendix II	Technical Qualifications of Person Responsible for the Reserves Statement

Appendix III	Glossary

Ecopetrol S.A. February 19, 2025	Page 7 of 24

Appendix I

SEC Reserves Definitions

Ecopetrol S.A. February 19, 2025

U.S. SECURITIES AND EXCHANGE COMMISSION (SEC)

MODERNIZATION OF OIL AND GAS REPORTING1

Oil and Gas Reserves Definitions and Reporting

(a) Definitions

(1) Acquisition of properties. Costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, the portion of costs applicable to minerals when land including mineral rights is purchased in fee, brokers' fees, recording fees, legal costs, and other costs incurred in acquiring properties.

(2) Analogous reservoir. Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i)	Same geological formation (but not necessarily in pressure communication with the reservoir of interest);
(ii)	Same environment of deposition;
(iii)	Similar geological structure; and
(iv)	Same drive mechanism.

Instruction to paragraph (a)(2):  Reservoir properties must, in the aggregate, be no more favorable in the analog than in the reservoir of interest.

(3) Bitumen. Bitumen, sometimes referred to as natural bitumen, is petroleum in a solid or semi- solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulfur, metals, and other non-hydrocarbons.

(4) Condensate. Condensate is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

(5) Deterministic estimate. The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

1    Extracted from 17 CFR Parts 210, 211, 229, and 249 [Release Nos. 33-8995; 34-59192; FR-78; File No. S7-15-08] RIN 3235-AK00].

Ecopetrol S.A. February 19, 2025

(6) Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

(7) Development costs. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(i)

Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.

(ii)

Drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.

(iii)

Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.

(iv)	Provide improved recovery systems.

(8) Development project. A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

(9) Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

(10) Economically producible. The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities as defined in paragraph (a)(16) of this section.

(11) Estimated ultimate recovery (EUR). Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

(12) Exploration costs. Costs incurred in identifying areas that may warrant examination and in

Ecopetrol S.A. February 19, 2025

examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in pail as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i)

Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or "G&G" costs.

(ii)	Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.
(iii)	Dry hole contributions and bottom hole contributions.
(iv)	Costs of drilling and equipping exploratory wells.
(v)	Costs of drilling exploratory-type stratigraphic test wells.

(13) Exploratory well. An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well as those items are defined in this section.

(14) Extension well.  An extension well is a well drilled to extend the limits of a known reservoir.

(15) Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field which are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms "structural feature" and "stratigraphic condition" are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas- of-interest, etc.

(16) Oil and gas producing activities.

(i)	Oil and gas producing activities include:
(A)	The search for crude oil, including condensate and natural gas liquids, or natural gas (“oil and gas”) in their natural states and original locations;
(B)	The acquisition of property rights or properties for the purpose of further exploration or for the purpose of removing the oil or gas from such properties;
(C)

The construction, drilling, and production activities necessary to retrieve oil and gas from their natural reservoirs, including the acquisition, construction, installation, and maintenance of field gathering and storage systems, such as:

Ecopetrol S.A. February 19, 2025

(1)	Lifting the oil and gas to the surface; and
(2)	Gathering, treating, and field processing (as in the case of processing gas to extract liquid hydrocarbons); and
(D)

Extraction of saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources which are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction.

Instruction 1 to paragraph (a)(16)(i): The oil and gas production function shall be regarded as ending at a “terminal point”, which is the outlet valve on the lease or field storage tank. If unusual physical or operational circumstances exist, it may be appropriate to regard the terminal point for the production function as:

a.	The first point at which oil, gas, or gas liquids, natural or synthetic, are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal; and
b.

In the case of natural resources that are intended to be upgraded into synthetic oil or gas, if those natural resources are delivered to a purchaser prior to upgrading, the first point at which the natural resources are delivered to a main pipeline, a common carrier, a refinery, a marine terminal, or a facility which upgrades such natural resources into synthetic oil or gas.

Instruction 2 to paragraph (a)(16)(i): For purposes of this paragraph (a)(16), the term saleable hydrocarbons means hydrocarbons that are saleable in the state in which the hydrocarbons are delivered.

(ii)	Oil and gas producing activities do not include:
(A)	Transporting, refining, or marketing oil and gas;
(B)

Processing of produced oil, gas or natural resources that can be upgraded into synthetic oil or gas by a registrant that does not have the legal right to produce or a revenue interest in such production;

(C)	Activities relating to the production of natural resources other than oil, gas, or natural resources from which synthetic oil and gas can be extracted; or
(D)	Production of geothermal steam.

(17) Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i)

When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.  When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii)	Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively

Ecopetrol S.A. February 19, 2025

less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii)	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.
(iv)

The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v)

Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir.  Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)

Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

(18) Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)

When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)

Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

Ecopetrol S.A. February 19, 2025

(iii)	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.
(iv)	See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

(19) Probabilistic estimate. The method of estimation of reserves or resources is called probabilistic when the full range of  values that could reasonably occur  for  each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

(20) Production costs.

(i)

Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities, they become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

(A)	Costs of labor to operate the wells and related equipment and facilities.
(B)	Repairs and maintenance.
(C)	Materials, supplies, arid fuel consumed and supplies utilized in operating the wells and related equipment and facilities.
(D)	Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.
(E)	Severance taxes.
(ii)

Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.

(21) Proved area. The part of a property to which proved reserves have been specifically attributed.

(22) Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Ecopetrol S.A. February 19, 2025

(i)	The area of the reservoir considered as proved includes:
(A)	The area identified by drilling and limited by fluid contacts, if any, and
(B)

Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)

Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A)

Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.
(v)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the- month price for each month within such period,  unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(23) Proved properties. Properties with proved reserves.

(24) Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Ecopetrol S.A. February 19, 2025

(25) Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26) Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

(27) Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28) Resources. Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable.  Resources include both discovered and undiscovered accumulations.

(29) Service well. A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(30) Stratigraphic test well. A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as “exploratory type” if not drilled in a known area or “development type” if drilled in a known area.

(31) Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)	Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled,

Ecopetrol S.A. February 19, 2025

unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)

Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)

Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32) Unproved properties.  Properties with no proved reserves.

Ecopetrol S.A. February 19, 2025

Appendix II

Technical Qualifications of Person Responsible for the

Reserves Statement

Ecopetrol S.A. February 19, 2025

The reserves estimate of certain of Ecopetrol’s interests prepared by Gaffney, Cline & Associates (GaffneyCline), the results of which are presented in this report, was carried out by engineers and geoscientists under the direction of Fernando Rolla.

Fernando Rolla is a Senior Advisor with GaffneyCline in Argentina and is responsible for preparing reserves audits, certifications and field evaluations and valuations.  He was responsible for overseeing the preparation of the reserves estimate of certain Ecopetrol interests.

Mr. Rolla has over 20 years of experience in the international oil and gas industry, with extensive experience in field development and assets evaluation. He is qualified as a Reserves Auditor through having more than 20 years’ experience in petroleum evaluation of Reserves. He holds a Master of Science degree in Finance from Universidad Di Tella, Argentina, and a Postgrad in Gas Industry from Universidad Nacional de Buenos Aires, Argentina.

Mr. Rolla is a member in good standing of the Society of Petroleum Engineers (SPE).

Ecopetrol S.A. February 19, 2025

Appendix III

Glossary

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%	Percentage	bwpd	Barrels water per day
1H05	First half (6 months) of 2005 (example)	CBM	Coal Bed Methane
2Q06	Second quarter (3 months) of 2006 (example)	CiO	Consumed in Operations
2D	Two dimensional	CO2	Carbon Dioxide
3D	Three dimensional	CAPEX	Capital Expenditure
4D	Four dimensional	CCGT	Combined Cycle Gas Turbine
1P	Proved Reserves	cm	centimetres
2P	Proved plus Probable Reserves	CMM	Coal Mine Methane
3P	Proved plus Probable plus Possible Reserves	CNG	Compressed Natural Gas
ABEX	Abandonment Expenditure	Cp	Centipoise (a measure of viscosity)
ACQ	Annual Contract Quantity	CSG	Coal Seam Gas
[o]API	Degrees API (American Petroleum Institute)	CT	Corporation Tax
AAPG	American Association of Petroleum Geologists	D1BM	Design 1 Build Many
AVO	Amplitude versus Offset	DCQ	Daily Contract Quantity
A$	Australian Dollars	Deg C	Degrees Celsius
B	Billion (109)	Deg F	Degrees Fahrenheit
Bbl	Barrels	DHI	Direct Hydrocarbon Indicator
/Bbl	per barrel	DLIS	Digital Log Interchange Standard
BBbl	Billion Barrels	DST	Drill Stem Test
BHA	Bottom Hole Assembly	DWT	Dead-weight ton
BHC	Bottom Hole Compensated	E&A	Exploration & Appraisal
Bscf or Bcf	Billion standard cubic feet	E&P	Exploration and Production
Bscfd or Bcfd	Billion standard cubic feet per day	EBIT	Earnings before Interest and Tax
Bm3	Billion cubic metres	EBITDA	Earnings before interest, tax, depreciation and amortisation
bcpd	Barrels of condensate per day	ECS	Elemental Capture Spectroscopy
BHP	Bottom Hole Pressure	EI	Entitlement Interest
blpd	Barrels of liquid per day	EIA	Environmental Impact Assessment
bpd	Barrels per day	ELT	Economic Limit Test
boe	Barrels of oil equivalent @ xxx mcf/Bbl	EMV	Expected Monetary Value
boepd	Barrels of oil equivalent per day @ xxx mcf/Bbl	EOR	Enhanced Oil Recovery
BOP	Blow Out Preventer	EUR	Estimated Ultimate Recovery
bopd	Barrels oil per day	FDP	Field Development Plan
bwpd	Barrels of water per day	FEED	Front End Engineering and Design
BS&W	Bottom sediment and water	FPSO	Floating Production Storage and Offloading
BTU	British Thermal Units	FSO	Floating Storage and Offloading
		FWL	Free Water Level
		ft	Foot/feet

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Fx	Foreign Exchange Rate	LPG	Liquefied Petroleum Gas
g	gram	LTI	Lost Time Injury
g/cc	grams per cubic centimetre	LWD	Logging while drilling
gal	gallon	m	Metres
gal/d	gallons per day	M	Thousand
G&A	General and Administrative costs	m3	Cubic metres
GBP	Pounds Sterling	Mcf or Mscf	Thousand standard cubic feet
GCoS	Geological Chance of Success	MCM	Management Committee Meeting
GDT	Gas Down to	MMcf or MMscf	Million standard cubic feet
GIIP	Gas Initially In Place	m3/d	Cubic metres per day
GJ	Gigajoules (one billion Joules)	mD	Measure of Permeability in millidarcies
GOC	Gas Oil Contact	MD	Measured Depth
GOR	Gas Oil Ratio	MDT	Modular Dynamic Tester
GRV	Gross Rock Volumes	Mean	Arithmetic average of a set of numbers
GTL	Gas to Liquids	Median	Middle value in a set of values
GWC	Gas water contact	MFT	Multi Formation Tester
HDT	Hydrocarbons Down to	mg/l	milligrams per litre
HSE	Health, Safety and Environment	MJ	Megajoules (One Million Joules)
HSFO	High Sulphur Fuel Oil	Mm3	Thousand Cubic metres
HUT	Hydrocarbons up to	Mm3/d	Thousand Cubic metres per day
H2S	Hydrogen Sulphide	MM	Million
IOR	Improved Oil Recovery	MMm[3]	Million Cubic metres
IPP	Independent Power Producer	MMm3/d	Million Cubic metres per day
IRR	Internal Rate of Return	MMBbl	Millions of barrels
J	Joule (Metric measurement of energy) I kilojoule = 0.9478 BTU)	MMBTU	Millions of British Thermal Units
k	Permeability	Mode	Value that exists most frequently in a set of values = most likely
KB	Kelly Bushing	Mscfd	Thousand standard cubic feet per day
KJ	Kilojoules (one Thousand Joules)	MMscfd	Million standard cubic feet per day
kl	Kilolitres	MW	Megawatt
km	Kilometres	MWD	Measuring While Drilling
km2	Square kilometres	MWh	Megawatt hour
kPa	Thousands of Pascals (measurement of pressure)	mya	Million years ago
KW	Kilowatt	NGL	Natural Gas Liquids
KWh	Kilowatt hour	N2	Nitrogen
LAS	Log ASCII Standard	NTG	Net/Gross Ratio
LKG	Lowest Known Gas	NPV	Net Present Value
LKH	Lowest Known Hydrocarbons	OBM	Oil Based Mud
LKO	Lowest Known Oil	OCM	Operating Committee Meeting
LNG	Liquefied Natural Gas	ODT	Oil-Down-To
LoF	Life of Field

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OGIP	Original Gas in Place	Swi	irreducible water saturation
OIIP	Oil Initially In Place	sw	Water Saturation
OOIP	Original Oil in Place	T	Tonnes
OPEX	Operating Expenditure	TD	Total Depth
OWC	Oil Water Contact	Te	Tonnes equivalent
p.a.	Per annum	THP	Tubing Head Pressure
Pa	Pascals (metric measurement of pressure)	TJ	Terajoules (10[12] Joules)
P&A	Plugged and Abandoned	Tscf or Tcf	Trillion standard cubic feet
PDP	Proved Developed Producing	TCM	Technical Committee Meeting
Phie	effective porosity	TOC	Total Organic Carbon
PI	Productivity Index	TOP	Take or Pay
PIIP	Petroleum Initially In Place	Tpd	Tonnes per day
PJ	Petajoules (10[15] Joules)	TVD	True Vertical Depth
PSDM	Post Stack Depth Migration	TVDss	True Vertical Depth Subsea
psi	Pounds per square inch	UFR	Umbilical Flow Lines and Risers
psia	Pounds per square inch absolute	USGS	United States Geological Survey
psig	Pounds per square inch gauge	US$	United States dollar
PUD	Proved Undeveloped	VLCC	Very Large Crude Carrier
PVT	Pressure, Volume and Temperature	Vsh	shale volume
P10	10% Probability	VSP	Vertical Seismic Profiling
P50	50% Probability	WC	Water Cut
P90	90% Probability	WI	Working Interest
RF	Recovery factor	WPC	World Petroleum Council
RFT	Repeat Formation Tester	WTI	West Texas Intermediate
RT	Rotary Table	wt%	Weight percent
R/P	Reserve to Production
Rw	Resistivity of water
SCAL	Special core analysis
cf or scf	Standard Cubic Feet
cfd or scfd	Standard Cubic Feet per day
scf/ton	Standard cubic foot per ton
SL	Straight line (for depreciation)
so	Oil Saturation
SPM	Single Point Mooring
SPE	Society of Petroleum Engineers
SPEE	Society of Petroleum Evaluation Engineers
SPS	Subsea Production System
SS	Subsea
stb	Stock tank barrel
STOIIP	Stock tank oil initially in place

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